UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CuriosityStream Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

23130Q107

(CUSIP Number)

John Hendricks

Hendricks Factual Media LLC

8484 Georgia Ave.

Suite 700

Silver Spring, MD 20910

(301) 755-2050

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23130Q107	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hendricks Factual Media LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

20,339,232
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

20,339,232
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,339,232
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.39%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 23130Q107	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Hendricks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

21,235,389
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

21,235,389
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,235,389
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.13%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 23130Q107	13D	Page 4 of 6 Pages

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the original Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 22, 2020 (the “Schedule 13D”). Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

●	Hendricks Factual Media LLC, a Delaware limited liability company (“HFM”); and

●	John Hendricks, a United States citizen.

The Schedule 13D relates to the shares (the “Shares”) of common stock, $.0001 par value per share (the “Common Stock”) of CuriosityStream Inc., a Delaware corporation (the “Issuer”). Except as amended hereby, the disclosure in the Schedule 13D remains in effect.

Items 3, 4, 5 and 6 of the Schedule 13D are hereby amended and supplemented as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Hendricks is the chairman of the board of directors of the Issuer. As of February 8, 2021, Mr. Hendricks directly beneficially owned 896,157 shares of Common Stock. In addition, as a manager of HFM, Mr. Hendricks may be deemed to be the indirect beneficial owner of an additional 20,339,232 shares held by HFM. Accordingly, Mr. Hendricks may be deemed beneficially to own, directly and indirectly, a total of 21,235,389 shares of Common Stock, or approximately 41.13% of the Issuer’s outstanding shares, based on 44,156,820 shares outstanding as of February 3, 2021 plus 7,475,000 shares of Common Stock issued pursuant to an underwritten public offering that closed on February 8, 2021 (the “Offering”).

On February 8, 2021, Mr. Hendricks purchased 74,000 shares in the Offering using personal funds. Mr. Hendricks purchased these shares of Common Stock at the public offering price and on the same terms as the other purchasers in the Offering.

The information set forth in Item 5 below is incorporated by reference herein.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 above is incorporated by reference herein.

CUSIP No. 23130Q107	13D	Page 5 of 6 Pages

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 44,156,820 shares outstanding as of February 3, 2021 plus 7,475,000 shares of Common Stock issued pursuant to the Offering.

A.	HFM

(a)	As of the close of business on February 8, 2021, HFM beneficially owned 20,339,232 shares of Common Stock.

Percentage: Approximately 39.39%

(b)	1. Sole power to vote or direct vote: 20,339,232
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 20,339,232
4. Shared power to dispose or direct the disposition: 0

(c)	Except as set forth in Item 3, HFM has not entered into any transactions in the shares during the past 60 days.

B.	John Hendricks

(a)	Mr. Hendricks, as a manager of HFM, may be deemed the indirect beneficial owner of the 20,339,232 Shares owned by HFM. In addition, Mr. Hendricks is the direct beneficial owner of 896,157 shares of Common Stock.

Percentage: Approximately 41.13%

(b)	1. Sole power to vote or direct vote: 21,235,389
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition:  21,235,389
4. Shared power to dispose or direct the disposition: 0

(c)	Item 5(c) is amended and supplemented as follows:

On February 8, 2021, Mr. Hendricks purchased 74,000 shares in the Offering at a price per share of $13.50.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Act, the beneficial owners of any of the shares reported herein. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

HFM and Mr. Hendricks have pledged, either directly or indirectly, certain shares of Common Stock to Stifel Bank & Trust (“Stifel”) as partial collateral security for certain full recourse obligations owing to Stifel. The aggregate number of shares of Common Stock subject to such pledges is limited to 9.9% of the issued and outstanding shares of Common Stock. Each pledge is subject to customary events of default that permit Stifel to exercise rights and remedies with respect to such pledged shares of Common Stock, including the sale of such shares of Common Stock.

CUSIP No. 23130Q107	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HENDRICKS FACTUAL MEDIA LLC

/s/ John Hendricks
Insert Name

Manager
Insert Title

February 12, 2021
Insert Date